AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

RECEIVED
2004 JUN 21 P 12:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 June 2004

04030833

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 1 June 2004, Re: Proposed Parkson Disposals for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

CHAN POH LAN
Secretary

dlw 6/22

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL/EDMS/KLSE on 01/06/2004 06:30:39 PM
Reference No AA-040601-9B439

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **AMSTEEL CORPORATION BERHAD**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **CHAN POH LAN**
*	Designation	: **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
PROPOSED PARKSON DISPOSALS

* **Contents :-**

We refer to the announcements made on 9 September 2003, 7 October 2003, 23 October 2003, 5 February 2004, 4 March 2004, 9 March 2004, 19 March 2004, 25 March 2004, 26 March 2004 and 15 April 2004 by Amsteel Corporation Berhad and its adviser, Public Merchant Bank Berhad.

The Company wishes to announce that:

1. the sale and purchase agreement for the Proposed Parkson Disposal became unconditional on 31 May 2004.

2. Lion Diversified Holdings Berhad had on 1 June 2004 allotted 95,222,000 LDHB RCULS to the Company for the Proposed Parkson Disposals; and

3. the Proposed Parkson Disposals is deemed completed on 1 June 2004.

Consequent upon the aforesaid, the Parkson Retail Group companies comprising the following together with their respective subsidiaries ceased to be subsidiaries of the Company:

1. Parkson Investment Pte Ltd;
2. Parkson Management Pte Ltd;
3. Parkson Supplies Pte Ltd;
4. Parkson Glomart Pte Ltd;
5. Parkson Pacific Pte Ltd;
6. Parkson Corporation Sdn Bhd;
7. Xtra Supercenter Sdn Bhd;
8. Serbadagang Holdings Sdn Bhd; and
9. Exonbury Limited

Unless otherwise stated, defined terms used in this announcement shall carry the same meaning as

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

1 JUN 2004

defined in the previous announcements.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

1 JUN 2004